UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 27a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November, 2023

Commission File Number: 001-38376

Central Puerto S.A.
(Exact name of registrant as specified in its charter)

Port Central S.A.

(Translation of registrant’s name into English)

Avenida Thomas Edison 2701

C1104BAB Buenos Aires

Republic of Argentina

+54 (11) 4317-5000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐     No ☒

3Q23 Consolidated Results

CENTRAL PUERTO S.A

Central Puerto 3Q23 Earnings Release

Buenos Aires, November 10th - Central Puerto S.A (“Central Puerto” or the “Company”) (NYSE: CEPU), the largest private sector power generation companies in Argentina, reports its consolidated financial results for the Third Quarter and Nine-Months period (“Third Quarter” or “3Q23”, and “nine-months period” or “9M2023”, respectively), ended on September 30th, 2023.

A conference call to discuss the 3Q23 and 9M23 results will be held on November 13th, 2023, at 11 AM Eastern Time (see details below). All information provided is presented on a consolidated basis, unless otherwise stated.

Financial statements as of September 30th, 2023, include the effects of the inflation adjustment, applying IAS 29. Accordingly, the financial statements have been stated in terms of the measuring unit current at the end of the reporting period, including the corresponding financial figures for previous periods reported for comparative purposes. Growth comparisons refer to the same periods of the previous year, measured in the current unit at the end of the period, unless otherwise stated. Consequently, the information included in the Financial Statements for the quarter ended on September 30th, 2023, is not comparable to the Financial Statements previously published by the company. However, we presented some figures converted from Argentine Pesos to U.S. dollars for comparison purposes only. The exchange rate used to convert Argentine Pesos to U.S. dollars was the reference exchange rate (Communication “A” 3500) reported by the Central Bank for U.S. dollars for the end of each period. The information presented in U.S. dollars is for the convenience of the reader only and may defer in such conversion for each period is performed at the exchange rate applicable at the end of the latest period. You should not consider these translations to be representations that the Argentine Peso amounts actually represent these U.S. dollars amounts or could be converted into U.S. dollars at the rate indicated.

Definitions and terms used herein are provided in the Glossary at the end of this document. This release does not contain all the Company’s financial information. As a result, investors should read this release in conjunction with Central Puerto’s consolidated financial statements as of and for the quarter ended on September 30th, 2023, and the notes thereto, which will be available on the Company’s website.

Av. Thomas Edison 2701 C1104BAB – City of Buenos Aires Republic of Argentina	Tel (+54 11) 4317 5000 ext. 2519 inversores@centralpuerto.com www.centralpuerto.com	2

3Q23 Consolidated Results

A. Regulatory Updates and Relevant Facts

Resolution SE N°750/2023: On September 6, 2023, the Secretariat of Energy issued Resolution SE No. 750/2023, which updated remuneration prices for energy and capacity of generation units not committed in a Power Purchase Agreement (PPA). It increased by 23% remuneration values since September 2023.

Resolution SE N°869/2023: On November 2, 2023, the Secretariat of Energy issued Resolution SE No. 869/2023, which updates remuneration prices for energy and capacity of generation units not committed in a PPA. This resolution replaces Annex I to IV of the former Resolution SE No. 750/2023 and replaces section V of the Resolution SE No. 826/2022.Remuneration values increased by 28% since November 2023.

Resolution SE N°621/2023: On July 26, 2023, the National Secretariat of Energy, through Resolution 621/2023, announced a national and international open call "Terconf" for the submission of offers for new thermal plants or used with certain characteristics, with the aim of incorporating firm and reliable thermal power to the national interconnected system.

The tender was divided into:

•	Thermal Generation for reliability and supply of interconnected system (“SADI”) targeting 2,250 MW to 3,000 MW, and,

•	Thermal Generation to replace and make the Tierra del Fuego power generation system more efficient. Targeting 30 MW to 70 MW.

And into subcategories that have a limit power to be awarded:

•	Line 1.0: Power increase of existing combined cycles.

•	Line 1.1: Improvement of supply reliability in critical areas.

•	Line 1.2: Improvement of regional supply reliability.

•	Line 1.3: Improvement of general supply reliability.

Submission of bids took place on September 26th, while the technical qualification was carried out on October 25th, and the opening of economic bids on October 27th.

CAMMESA will evaluate the economic offers based on different factors such as: efficiency of the plant, price offered, node where to be connected and age of the machine. The combination of these factors will define the final price with which the projects will compete. To date, CAMMESA has not issued a decision on the awarding of projects.

Av. Thomas Edison 2701 C1104BAB – City of Buenos Aires Republic of Argentina	Tel (+54 11) 4317 5000 ext. 2519 inversores@centralpuerto.com www.centralpuerto.com	3

3Q23 Consolidated Results

As part of the bidding process, the group presented projects in Central Puerto for 312 MW and in Central Costanera for 516 MW.

Share buyback program

On August 24, 2023, the Board of Directors resolved to establish the terms and conditions for the acquisition of the Company's own shares issued by the Company, for a maximum amount of up to USD 10,000,000 which shall at no time exceed 10% of the capital stock at the time of the acquisition of the shares and with a daily limit of up to 25% of the average daily trading volume for the share in the markets in which it is listed, taking into account the previous 90 trading days.

The repurchase procedure may be carried out by the Company and/or its subsidiaries for a period of 180 calendar days counted from August 25,2023, subject to any renewal or extension of the term.

Proener acquires solar power plant "Guañizuil II A".

On October 18, Proener S.A.U., an affiliate controlled by Central Puerto, directly acquired 100% of the capital votes and stock of Cordillera Solar VIII S.A. and Scatec Equinor Solutions S.A., owner, and operator respectively of the solar power plant "Guañizuil II A".

The Guañizul II A solar power plant is located in the province of San Juan and has a nominal rated power capacity of 104.6 AC, generating approximately 300 GWh/year. The plant counts with 358,560 solar panels and covers a total area of 270 hectares, being the third largest solar park in Argentina.

In addition, the Guañizul II A solar power plant has a capacity factor of 33%, exceeding the average for the region and positioning it as one of the farms with the best capacity factor in the world, which allows it to produce energy to supply the demand of approximately 86,000 homes.

The remuneration scheme of the power plant is a PPA with CAMMESA under the Program Renov.ar 2.5 for 20 years.

The Company considers the acquisition of its first photovoltaic technology park represents another milestone in the diversification of its energy matrix within the framework of the Company’s expansion strategy and consolidation in the renewable energy market. Thus, Central Puerto will generate 9.6% of the country's total solar energy and will reach a capacity of 475 MW of renewable energy, of which 80% corresponds to wind energy and 20% to solar energy.

Av. Thomas Edison 2701 C1104BAB – City of Buenos Aires Republic of Argentina	Tel (+54 11) 4317 5000 ext. 2519 inversores@centralpuerto.com www.centralpuerto.com	4

3Q23 Consolidated Results

Debt issuances

•	On September 14th the company issued the Class A notes, denominated, integrated and payable in U.S. dollars, in an amount of US$37,232,818 and with 30 months of maturity.

•	On October 17th the company issued the Class B notes (10% Senior note due 2025), denominated, integrated and payable in U.S. dollars, by an amount of US$50,000,000 and with 24 months of maturity.

•

On October 20th the company reopened the Class A notes seeking for additional financing. As a result of this process, Central Puerto issued an additional amount of US$10,000,000, with an issue price of 102.9%.

Partial pre-payment of syndicated loan

On October 19th the company partially prepaid the Syndicated loan signed with Citibank N.A., JP Morgan Chase Bank N.A. and Morgan Stanley Senior Funding INC., by an amount of US$49,043,078, which released the restriction on dividend payments.

Av. Thomas Edison 2701 C1104BAB – City of Buenos Aires Republic of Argentina	Tel (+54 11) 4317 5000 ext. 2519 inversores@centralpuerto.com www.centralpuerto.com	5

3Q23 Consolidated Results

B. Argentine Market Overview

The table below sets forth key Argentine energy market data for 3Q23 compared to 2Q23 and 3Q22 and 9M23 compared to 9M22.

	3Q2023	2Q2023	3Q2022	Δ % 3Q/3Q	9M2023	9M2022	Δ % 9M/9M
Installed capacity (MW) (1)	43,452	43,405	42,898	1%	43,452	42,898	1%
Thermal	25,405	25,450	25,275	1%	25,405	25,275	1%
Hydro	10,834	10,834	10,834	0%	10,834	10,834	0%
Nuclear	1,755	1,755	1,755	0%	1,755	1,755	0%
Renewable	5,458	5,366	5,034	8%	5,458	5,034	8%
Installed capacity (%)	100%	100%	100%	N/A	100%	100%	N/A
Thermal	58%	59%	59%	(1 p.p.)	58%	59%	(1 p.p.)
Hydro	25%	25%	25%	0 p.p.	25%	25%	0 p.p.
Nuclear	4%	4%	4%	0 p.p.	4%	4%	0 p.p.
Renewable	13%	12%	12%	1 p.p.	13%	12%	1 p.p.
Energy Generation (GWh)	35,861	32,045	33,454	7%	106,536	103,658	3%
Thermal	16,557	18,877	18,916	(12%)	58,852	62,710	(6%)
Hydro	12,026	6,589	7,396	63%	27,218	19,862	37%
Nuclear	2,233	2,030	2,386	(6%)	6,152	6,973	(12%)
Renewable	5,045	4,549	4,756	6%	14,314	14,113	1%
Energy Generation (%)	100%	100%	100%	N/A	100%	100%	N/A
Thermal	46%	57%	59%	(13 p.p.)	55%	60%	(5 p.p.)
Hydro	34%	22%	21%	13 p.p.	26%	19%	6 p.p.
Nuclear	6%	7%	6%	0 p.p.	6%	7%	(1 p.p.)
Renewable	14%	14%	14%	0 p.p.	13%	14%	(1 p.p).
Energy Demand (GWh)	35,196	32,933	34,730	1%	107,625	104,203	3%
Residential	16,665	14,482	16,070	4%	50,576	47,644	6%
Commercial	9,456	9,236	9,455	0%	29,346	28,830	2%
Major Consumers: Industrial/Commercial	9,075	9,215	9,205	(1%)	27,703	27,729	0%
Energy Demand (%)	100%	100%	100%	N/A	100%	100%	N/A
Residential	47%	44%	46%	1 p.p.	47%	46%	1 p.p.
Commercial	27%	28%	27%	0 p.p.	27%	28%	0 p.p.
Major Consumers: Industrial/Commercial	26%	28%	27%	(1 p.p.)	26%	27%	(1 p.p.)

Source: CAMMESA; company data.

(1)	As of September 30th, 2023.

Av. Thomas Edison 2701 C1104BAB – City of Buenos Aires Republic of Argentina	Tel (+54 11) 4317 5000 ext. 2519 inversores@centralpuerto.com www.centralpuerto.com	6

3Q23 Consolidated Results

Installed Power Generation Capacity: During the 3Q23, the country’s installed generation capacity increased by 1% or 554 MW reaching 43,453 MW, compared to 42,889 MW in the 3Q22. The increase in system capacity was mainly due to the incorporation of 424 MW (+8%) from renewable sources of which 236 MW corresponds to solar photovoltaic projects, 183 MW to wind farms, 3 MW to biomass and 2 MW of biogas. In turn, thermal capacity sources recorded a net increase of 130 MW (+0.5%) as a combination of an addition of 735 MW on new combined cycles and a decrease of 567 MW and 38 MW in gas turbines and diesel engines respectively.

Power generation & demand: In 3Q23, energy generation increased 7% to 35,861 GWh, compared to 33,454 GWh in 3Q22, mainly due to a strong increase of 63% in hydro generation followed by a higher supply of renewable energy (+6%), which resulted in a lower requirement for thermal and lower nuclear generation (-12% and -6%, respectively).

The higher power generation in 3Q23 vis-a-vis 3Q22 was a direct consequence of a 1% increase in energy demand, which was essentially driven by a 4% increase in residential consumption. It is worth mentioning that residential demand decreased during July and remained almost flat during August due to milder temperatures. However, lower temperatures recorded during September 2023 boosted residential consumption by 14% on a year over year basis, being partially offset by a 6% contraction in industrial demand due to a drop in major users’ consumption through the distribution networks.

This slightly higher demand was mainly covered with more generation from hydro and renewable sources, as previously stated. In the first case, the increase in generation was a direct result of higher flow rates, mostly in the Comahue region (Provinces of Neuquén and Rio Negro). Comparing the 3Q23 with 3Q22, flow rates of the Collón Curá, Futaleufú, Limay and Neuquén rivers rose 86.3%, 83.3%, 64.2% and 166.6%, respectively. Flow rates of Uruguay and Paraná rivers were also higher, but the increments were much lower (39.1% and 22.3%, respectively). It is worth to mention that during the 3Q23 the flow rate of the Collón Curá river was higher than the historical mean for that period, with peaks even higher than the historical maximum flow rate recorded for September (more than 2,000 m3/s). In the second case, the growth in generation was a consequence of new capacity added to the system, as detailed above.

The higher hydro and renewable generation prompted lower thermal dispatch, which was also impacted by lower availability levels (73.4% in 3Q23 vs. 77.6% in 3Q22), mostly from steam and gas turbines (61.2% in 3Q23 vs. 67.9% in 3Q22). This resulted in a decrease in fuel consumption, essentially for fuel oil (-69% y/y) and diesel (-16% y/y). The higher supply of hydraulic and renewable energy generation impacted in a lower nuclear dispatch, primarily for Emabalse and Atucha I power plants since Atucha II was under maintenance works.

Av. Thomas Edison 2701 C1104BAB – City of Buenos Aires Republic of Argentina	Tel (+54 11) 4317 5000 ext. 2519 inversores@centralpuerto.com www.centralpuerto.com	7

3Q23 Consolidated Results

C. Central Puerto S.A.: Main operating metrics

The table below sets forth key operating metrics of the Central Puerto group for 3Q23, compared to 2Q23 and 3Q22, and 9M23, compared to 9M22:

Key Metrics	3Q23	2Q23	3Q22	3Q/3Q▲ %	9M23	9M22	9M/9M▲ %
Energy Generation (GWh)	5,721	4,762	3,932	46%	16,499	16,805	(2%)
Thermal	3,166	3,874	2,913	9%	11,859	13,727	(14%)
Hydro	2,151	504	618	248%	3,502	1,899	84%
Wind	404	384	401	1%	1,137	1,179	(4%)
Installed capacity (MW)	7,113	7,113	4,809	48%	7,113	4,809	48%
Thermal	5,298	5,298	2,994	77%	5,298	2,994	77%
Hydro	1,441	1,441	1,441	0%	1,441	1,441	0%
Wind	374	374	374	0%	374	374	0%
Availability – Thermal (1)
Central Puerto Group	73%	71%	83%	(9%)	68%	84%	(16%)
Central Puerto standalone (2)	90%	87%	83%	7%	83%	84%	(1%)
C. Cycles – Central Puerto standalone (3)	96%	96%	84%	12%	95%	90%	5%
Turbines – Central Puerto standalone (4)	83%	76%	81%	2%	69%	78%	(9%)
Steam production (Ktn)	498	453	569	(12%)	1,310	853	54%

Source: CAMMESA; company data.

(1)	Availability weighted average by power capacity. Off-time due to scheduled maintenance agreed with CAMMESA is not considered in the ratio.
(2)	Global thermal availability figures excluding Central Costanera.
(3)	Combined cycles availability figures excluding Central Costanera.
(4)	Turbines availability figures excluding Central Costanera.

During the 3Q23, Central Puerto’s operated power generation increased by 46% to 5,721 GWh, compared to 3,932 GWh in the 3Q22.

It should be noted that this increase includes the incorporation of the energy generated by Central Costanera (+767 GWh), which was acquired at the end of the first quarter of this year and is not included in 3Q22 figures. In that connection, when analyzing the energy generated in 3Q23 excluding data from Central Costanera in the quarter over quarter comparison, the increase reached to 26% to 4,953 GWh.

Av. Thomas Edison 2701 C1104BAB – City of Buenos Aires Republic of Argentina	Tel (+54 11) 4317 5000 ext. 2519 inversores@centralpuerto.com www.centralpuerto.com	8

3Q23 Consolidated Results

Hydro generation explained most of the 46% increase in GWh production of the quarter. During the 3Q23, Piedra del Aguila hydro power station increased 248% its energy production, which was a direct result of the rise in the flow rates of the Collón Curá and Limay rivers when compared with the same period of 2022 (+86.3% and +64.2%, respectively). In the case of the Collón Curá river, it should be noted that during the 3Q23 its flow rate was higher than the historical average for that period, with peaks even higher than the historical maximum flow rate recorded for September (more than 2,000 m3/s).

Renewable energy as a whole increased 1% between 3Q22 and 3Q23, mainly explained by La Castellana II and Genoveva I (lower wind resource offset by higher availability of wind turbines) and, to a lesser extent, Manque and Los Olivos (higher wind resource and availability of wind turbines).

Regarding thermal generation, it rose 9% between 3Q22 and 3Q23, which includes the energy produced by Central Costanera. If this power station is excluded, thermal energy generation decreased 17% in the 3Q23 when compared with 3Q22. This situation is basically explained by the much higher hydro generation of the period, as previously stated, which prompted lower thermal dispatch, particularly in Puerto site. Some steam turbines, mainly at the Puerto, Costanera and Mendoza plants, were also reported to be unavailable during the quarter while, on the other hand, some gas turbines of Mendoza and the one of Brigadier Lopez plant increased substantially their energy generation during the period.

Finally, steam production shrank 12% during the 3Q23 vis-à-vis 3Q22, explained by a 28% contraction of San Lorenzo plant. This performance was partially offset by a 16% increase in Mendoza cogeneration plant. The decrease in San Lorenzo was a consequence of gas scarcity while the growth of Mendoza facilities is a result of a higher availability of gas turbines and a slightly increase in YPF demand.

With regards to the Central Costanera’s Siemens I Combined Cycle, it should be noted that during October 2023, the corrective maintenance tasks of this unit were concluded. Thus, the increase in the remuneration of said unit under Resolution No. 59/2023 will apply as of October 2023 transactions.

Av. Thomas Edison 2701 C1104BAB – City of Buenos Aires Republic of Argentina	Tel (+54 11) 4317 5000 ext. 2519 inversores@centralpuerto.com www.centralpuerto.com	9

3Q23 Consolidated Results

D. 3Q23 Analysis of Consolidated Results

Main financial magnitudes of continuing operations (1)

(1)

The FX rate used to convert Argentine Pesos to U.S. dollars is the reference exchange rate (Communication “A” 3500) reported by the Central Bank for U.S. dollars as of Sept-30th of AR$350.01 to US$1.00.

(2)	See “Disclaimer-EBITDA & Adjusted EBITDA” on page 21 for further information.

During 3Q23, revenues totaled US$166.5 million increasing 21% compared to US$137.7 million in the 3Q22.

It should be noted that 3Q23 sales includes Central Costanera and the Forestry business companies, which added US$21.2 million and US$8.2 million, respectively and were not included in 3Q22. Thus, when excluding these effects, the variation in revenues would be a slight 0.4% decrease or US$0.6 million.

This was mainly due to a combination of:

(i)

A 23% or US$11.5 million increase in Spot/Legacy energy sales which amounted to US$62.2 million in 3Q23 compared to US$50.7 million in the 3Q22, driven by a higher energy dispatch from Piedra del Aguila hydro power plant, a higher thermal availability from Central Puerto’s combined cycles, and, the end of the Brigadier Lopez GT PPA contract in August 2022 when it begins to be remunerated in the Spot market, being all partially offset by a lower generation from thermal units on the back of a higher hydro resource and a lower remuneration in dollars.

Av. Thomas Edison 2701 C1104BAB – City of Buenos Aires Republic of Argentina	Tel (+54 11) 4317 5000 ext. 2519 inversores@centralpuerto.com www.centralpuerto.com	10

3Q23 Consolidated Results

(ii)

A 28% or US$1.9 million increase in steam sales, which totaled US$8.5 million in the 3Q23 compared to US$6.6 million in the 3Q22, due to a combination of better prices in dollars, a 12% decline in volumes and a revenue adjustment with a negative impact in 3Q22.

(iii)

A 17% or US$12.7 million reduction in sales under contracts, which totaled US$63.6 million in the 3Q23 compared to US$76.3 million in the 3Q22, mainly as a result of the end of the Brigadier Lopez GT PPA contract in August 2022.

Operating cost, excluding depreciation and amortization, in 3Q23 amounted to US$79.8 million, increasing 65% or US$31.5 million when compared to US$48.2 million in 3Q22.

It should be noted that if the operating cash costs of the recently acquired companies are excluded, where Central Costanera contributes US$16.4 million and the Forestry business companies with US$4.9 million, the increase in cash operating cost for Central Puerto in 3Q23 vs 3Q22 would have been 21% or US$10.3 million.

This was primarily due to a 32% or US$10.3 million increase in production costs explained by a higher consumption of materials and spare parts due to the maintenance performed on the gas turbines at Lujan de Cuyo and to a lesser extent higher canons and royalties as a result of a higher dispatch from the Piedra del Aguila hydro power plant. In addition, SG&A increased by 13% in the quarter (+US$1.3 million), on higher personnel cost, maintenance expenses and taxes on bank account transactions.

Other operating results net excluding acquisitions in 3Q23 were positive in US$84 million, increasing 33% or US$22.6 million versus 3Q22. This is mainly explained by the higher exchange rate differences and interest accrued from the FONI program for a total of US$77.1 million in 3Q23 compared to US$47.0 million in 3Q22 (+US$30.1 million). When excluding these effects, the variation on Other operating results, net is a 22% or US$3.3 million declined due to negative operating interest.

Consequently, Consolidated Adjusted EBITDA(1) was US$88.8 million in the 3Q23, compared to US$93.8 million in 3Q22. It is worth noting that in 3Q23 Adjusted EBITDA includes US$6.6 million from Central Costanera and a US$4.0 million from Forestry segment.

Consolidated Net financial results in 3Q23 were negative in US$23.8 million compared to a loss of US$6.1 million in 3Q22 mainly driven by higher negative foreign exchange differences, partially offset by a gain in the value of financial assets measured at fair value and higher net interest.

____________

(1) See “Disclaimer-EBITDA & Adjusted EBITDA” on page 21 for further information.

Av. Thomas Edison 2701 C1104BAB – City of Buenos Aires Republic of Argentina	Tel (+54 11) 4317 5000 ext. 2519 inversores@centralpuerto.com www.centralpuerto.com	11

3Q23 Consolidated Results

Loss on net monetary position in 3Q23 amounted to US$99.5 million being 71% larger to the US$58.1 million in 3Q22, driven by the impact of the higher inflation of the period on a larger balance of monetary assets.

In addition, profit on associate companies amounted to US$3.1 million increasing 127% vis-à-vis the 3Q22.

Income tax in 3Q23 declined 9% compared to 3Q22 to reach US$18.7 million, on the back of a lower current income tax, in line with the lower net income before taxes of the period, partially offset by a higher deferred income tax.

Finally, Net Income in 3Q23 was US$10.6 million, recording a 66% decrease when compared to the US$. 30.7 million of 3Q22.

FONI program collections associated to the receivables from the Vuelta de Obligado plant totaled US$17.7 million in 3Q23. This amount is composed by US$16.9 million corresponding to Central Puerto and US$0.9 million to Central Costanera and continue to be collected on time and according to the signed contract.

Adjusted EBITDA Reconciliation (1)

(1)	See “Disclaimer-EBITDA & Adjusted EBITDA” on page 21 for further information.

Av. Thomas Edison 2701 C1104BAB – City of Buenos Aires Republic of Argentina	Tel (+54 11) 4317 5000 ext. 2519 inversores@centralpuerto.com www.centralpuerto.com	12

3Q23 Consolidated Results

Financial Situation

As of September 30th, 2023, the Company and its subsidiaries had Cash and Cash Equivalents of US$58.2 million, and Other Current Financial Assets of US$258.5 million.

The following chart breaks down the Net Debt position of Central Puerto (on a stand-alone basis) and its subsidiaries:

US$ million.		As of Sept 30, 2023
Cash and cash equivalents (stand-alone)		2.1
Other current financial assets (stand-alone)		123.1
Financial Debt (stand-alone)		(121.3)
Composed of:
Financial Debt (current) (Central Puerto S.A stand-alone)	(59.6)
Financial Debt (non-current) (Central Puerto S.A stand-alone)	(61.8)
Subtotal Central Puerto stand-alone Net Cash Position		3.9
Cash and cash equivalents of subsidiaries		56.0
Other current financial assets of subsidiaries		135.4
Financial Debt of subsidiaries		(231.1)
Composed of:
Financial Debt of subsidiaries (current)	(43.4)
Financial Debt of subsidiaries (non-current)	(187.7)
Subtotal Subsidiaries Net Cash Position		(39.7)
Consolidated Net Debt Position		(35.8)

Cash Flows of 9M23

Million US$.	9M23 As of Sept 30th, 2023
Cash and Cash equivalents at the beginning	53.7
Net cash flows provided by operating activities	170.8
Net cash flows used in investing activities	(77.9)
Net cash flows used in financing activities	(85.0)
Exchange difference and other financial results	20.2
Results due to exposure to the change in the purchasing power of the currency generated by cash and cash equivalents	(23.5)
Cash and Cash equivalents at the end	58.2

Av. Thomas Edison 2701 C1104BAB – City of Buenos Aires Republic of Argentina	Tel (+54 11) 4317 5000 ext. 2519 inversores@centralpuerto.com www.centralpuerto.com	13

3Q23 Consolidated Results

Net cash provided by operating activities was positive in US$170.8 million during the 9M23. This cash flow arises mainly from (i) US$70.4 million of net income for the period before income tax; (ii) adjustments to reconcile profit for the period before income tax with net cash flows of US$118.5 million; and (iii) US$42.1 million in collection of interest from clients, including FONI, being all partially offset by (iv) Income tax payments of US$54.3 million and (v) US$6.2 million in negative working capital variations (account payables, account receivables, inventory and other non-financial assets and liabilities).

Net cash used in investing activities was negative in US$77.9 million during the 9M23. This amount is mainly explained by (i) approximately US$62.4 million for the acquisitions of companies made during the period; (ii) US$11.5 million investments in property, plant and equipment and (iii) US$2.8 million in inventory purchases, (iv) US$1.8 million from investments in short-term financial assets net, and (v) US$1.7 million from the share buyback program implemented in the quarter, being all partially offset by (vi) US$2.2 million in dividends collected.

Net cash used in financing activities was negative in US$85.0 million in the 9M2023. This is basically the result of (i) US$77.9 million in debt service amortizations, primarily related to the Brigadier Lopez loan and the principal maturity of the Manque and Olivos dollar linked bond; (ii) US$28.3 million in interest and other financing costs related to long-term loans; (iii) US$ 12.1 million related to the Manque and Olivos bond buybacks, and, (iv) US$2.4 million in the cancellation of overdrafts in checking accounts, being all partially offset by US$41.4 million in financing obtained in the period, mainly from the issuance of the Class A notes for US$37.2 million.

The following table shows the company's principal maturity profile as of September 30, 2023, expressed in millions of dollars.

On Oct-19th the company partially prepaid US$ 49 mm of the Syndicated loan signed with Citibank N.A., JP Morgan Chase Bank N.A. and Morgan Stanley Senior Funding INC., remaining US$6.0 mm to be paid on Jan-24.

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3Q23 Consolidated Results

E. Tables

a. Consolidated Statement of Income

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3Q23 Consolidated Results

The exchange rate used to convert Argentine Pesos to U.S. Dollars is the reference exchange rate (Communication "A" 3500) reported by the Central Bank for U.S. Dollars as of September 30, 2023 and September 30, 2022 of AR$ 350.01 and AR$ 147.32 per US$ 1.00, respectively. In turn, the accumulated results for the nine months 2023 and 2022 result from the sum of the quarterly results in Argentine Pesos converted at the closing exchange rate of each period.

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3Q23 Consolidated Results

b. Consolidated Statement of Financial Position

The exchange rate used to convert Argentine Pesos to U.S. Dollars is the reference exchange rate (Communication "A" 3500) reported by the Central Bank for U.S. Dollars as of September 30, 2023 and December 31, 2022 of AR$ 350.01 and AR$ 177.16 per US$ 1.00 respectively..

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3Q23 Consolidated Results

c. Consolidated Statement of Cash Flow

| Consolidated Statement of Cash Flow *(unaudited figures)* | In AR$ Millions | | In US$ Millions | |
|---|---|---|---|---|
| | 30-sep-23 | 30-sep-22 | 30-sep-23 | 30-sep-22 |
| **Operating activities** | | | | |
| Income for the period before income tax | 24,649 | 50,447 | 70 | 144 |
| **Adjustments to reconcile income for the period before income tax to net cash flows:** | | | | |
| Depreciation of property, plant, and equipment | 29,326 | 23,681 | 84 | 67 |
| Amortization of intangible assets | 2,952 | 6,914 | 8 | 20 |
| Income from sale of property, plant and equipment and inventory | (56) | (16) | (0) | (0) |
| Discount of trade and other receivables and payables, net | 937 | (321) | 3 | (1) |
| Revaluation of biological assets | (17,359) | - | (50) | - |
| Interest earned from customers | (17,828) | (9,696) | (51) | (28) |
| Financial income | (71,525) | (34,875) | (204) | (99) |
| Financial expenses | 98,285 | 60,796 | 281 | 173 |
| Insurance recovery | - | (2,717) | - | (8) |
| Share of the profit of associates | (1,081) | (730) | (3) | (2) |
| Movement in accruals and charge to long-term employee benefit plan | 1,597 | 540 | 5 | 2 |
| Result from acquisition of investments in companies | - | - | - | - |
| Foreign exchange difference for trade receivables | (57,629) | (39,000) | (165) | (111) |
| Loss on net monetary position | 56,489 | 21,550 | 161 | 61 |
| **Working capital adjustments:** | | | | |
| Increase/Decrease in trade and other receivables | 21,826 | 11,496 | 62 | 33 |
| Increase/Decrease in other non-financial assets, inventories and biological assets | 2,010 | 5,273 | 6 | 15 |
| Increase/Decrease in trade and other payables, other non-financial liabilities, and liabilities from employee benefits | (8,638) | (11,060) | (25) | (32) |
| Interest received from customers | 14,747 | 8,133 | 42 | 23 |
| Income tax paid | (18,999) | (9,148) | (54) | (26) |
| Collected Insurance Recovery | 77 | 2,551 | 0 | 7 |
| **Net cash flows provided by operating activities** | **59,780** | **83,818** | **171** | **239** |
| **Investing activities** | | | | |
| Purchase of property, plant, and equipment and inventory | (4,998) | (1,831) | (14) | (5) |
| Aquisition of associates | - | (8) | - | (0) |
| Shares buyback | (603) | - | (2) | - |
| Aquisition of other financial assets, net | (625) | (59,176) | (2) | (169) |
| Dividends received | 771 | 298 | 2 | 1 |
| Acquisition of subsidiaries and associates, net of the cash acquired | (21,825) | - | (62) | - |
| **Net cash flows used in investing activities** | **(27,280)** | **(60,718)** | **(78)** | **(173)** |
| **Financing activities** | | | | |
| Banks and investment accounts overdrafts received (paid), net | (857) | 1,621 | (2) | 3 |
| Loans received | 14,494 | - | 41 | - |
| Loans cancelled | (27,278) | (13,907) | (78) | (40) |
| Payment for bond buybacks | (4,224) | - | (12) | - |
| Interests and other loan costs paid | (10,418) | (9,469) | (30) | (26) |
| Dividends paid | (1,485) | (347) | (4) | (1) |
| **Net cash flows used in financing activities** | **(29,768)** | **(22,102)** | **(85)** | **(63)** |
| **Increase/Decrease in cash and cash equivalents** | **2,732** | **997** | **8** | **3** |
| Exchange difference and other financial results | 7,079 | 699 | 20 | 2 |
| Monetary results effect on cash and cash equivalents | (8,233) | (962) | (24) | (3) |
| Cash and cash equivalents as of January 1 | 18,779 | 1,115 | 54 | 3 |
| **Cash and cash equivalents at closing** | **20,356** | **1,849** | **58** | **5** |

The exchange rate used to convert Argentine Pesos to U.S. Dollars is the reference exchange rate (Communication "A" 3500) reported by the Central Bank for U.S. Dollars as of September 30, 2023 and September 30, 2022 of AR$ 350.01 and AR$ 147.32 per US$ 1.00, respectively. In turn, the accumulated results for the nine months 2023 and 2022 result from the sum of the quarterly results in Argentine Pesos converted at the closing exchange rate of each period.

Av. Thomas Edison 2701 C1104BAB – City of Buenos Aires Republic of Argentina	Tel (+54 11) 4317 5000 ext. 2519 inversores@centralpuerto.com www.centralpuerto.com	18

3Q23 Consolidated Results

F. Information about the Conference Call

There will be a conference call to discuss Central Puerto’s Third Quarter and Nine-Months period of 2023 results on November 13, 2023, at 9 AM Eastern Time.

The conference will be hosted by Mr. Fernando Bonnet, Chief Executive Officer, Enrique Terraneo, Chief Financial Officer and Mr. Pablo Calderone, Finance Manager and IRO.

To access the conference call, please dial:

Toll Free: +1-888-506-0062

International: +1-973-528-0011

Participant Access Code: 871164

Webcast URL: https://www.webcaster4.com/Webcast/Page/2629/49342

The Company will also host a live audio webcast of the conference call on the Investor Relations section of the Company's website at www.centralpuerto.com. Please allow extra time prior to the call to visit the website and download any streaming media software that might be required to listen to the webcast. The call will be available for replay on the Company’s website under the Investor Relations section.

You may find additional information on the Company at:

•	http://investors.centralpuerto.com/
•	www.sec.gov
•	www.cnv.gob.ar

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3Q23 Consolidated Results

Glossary

In this release, except where otherwise indicated or where the context otherwise requires:

•	“BCRA” refers to Banco Central de la República Argentina, Argentina’s Central Bank,

•	“CAMMESA” refers to Compañía Administradora del Mercado Mayorista Eléctrico Sociedad Anónima;

•	“COD” refers to Commercial Operation Date, the day in which a generation unit is authorized by CAMMESA (in Spanish, “Habilitación Comercial”) to sell electric energy through the grid under the applicable commercial conditions;

•	“Ecogas” refers collectively to Distribuidora de Gas Cuyana (“DGCU”), Distribuidora de Gas del Centro (“DGCE”), and their controlling company Inversora de Gas del Centro (“IGCE”);

•	“Energía Base” (legacy energy) refers to the regulatory framework established under Resolution SE No. 95/13, as amended, currently regulated by Resolution SE No. 440;

•	“FONINVEMEM” or “FONI”, refers to the Fondo para Inversiones Necesarias que Permitan Incrementar la Oferta de Energía Eléctrica en el Mercado Eléctrico Mayorista (the Fund for Investments Required to Increase the Electric Power Supply) and Similar Programs, including Central Vuelta de Obligado (CVO) Agreement;

•	“p.p.”, refers to percentage points;

•	“PPA” refers to power purchase agreements.

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3Q23 Consolidated Results

Disclaimer

Rounding amounts and percentages: Certain amounts and percentages included in this release have been rounded for ease of presentation. Percentage figures included in this release have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this release may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this release may not sum due to rounding.

This release contains certain metrics, including information per share, operating information, and others, which do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures used by other companies. Such metrics have been included herein to provide readers with additional measures to evaluate the Company’s performance; however, such measures are not reliable indicators of the future performance of the Company and future performance may not compare to the performance in previous periods.

OTHER INFORMATION

Central Puerto routinely posts important information for investors in the Investor Relations support section on its website, www.centralpuerto.com. From time to time, Central Puerto may use its website as a channel of distribution of material Company information. Accordingly, investors should monitor Central Puerto’s Investor Relations website, in addition to following the Company’s press releases, SEC filings, public conference calls and webcasts. The information contained on, or that may be accessed through, the Company’s website is not incorporated by reference into, and is not a part of, this release.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to in this Earnings Release as “forward-looking statements”) that constitute forward-looking statements. All statements other than statements of historical fact are forward-looking statements. The words ‘‘anticipate’’, ‘‘believe’’, ‘‘could’’, ‘‘expect’’, ‘‘should’’, ‘‘plan’’, ‘‘intend’’, ‘‘will’’, ‘‘estimate’’ and ‘‘potential’’, and similar expressions, as they relate to the Company, are intended to identify forward-looking statements.

Statements regarding possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition, expected power generation and capital expenditures plan, are examples of forward-looking statements. Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties, and contingencies, which may cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

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3Q23 Consolidated Results

The Company assumes no obligation to update forward-looking statements except as required under securities laws. Further information concerning risks and uncertainties associated with these forward-looking statements and the Company’s business can be found in the Company’s public disclosures filed on EDGAR (www.sec.gov).

EBITDA & ADJUSTED EBITDA

In this release, EBITDA, a non-IFRS financial measure, is defined as net income for the period, plus finance expenses, minus finance income, minus share of the profit (loss) of associates, plus (minus) losses (gains) on net monetary position, plus income tax expense, plus depreciation and amortization, minus net results of discontinued operations.

Adjusted EBITDA refers to EBITDA excluding impairment on property, plant & equipment, foreign exchange difference and interests related to FONI trade receivables and variations in fair value of biological asset.

Adjusted EBITDA is believed to provide useful supplemental information to investors about the Company and its results. Adjusted EBITDA is among the measures used by the Company’s management team to evaluate the financial and operating performance and make day-to-day financial and operating decisions. In addition, Adjusted EBITDA is frequently used by securities analysts, investors, and other parties to evaluate companies in the industry. Adjusted EBITDA is believed to be helpful to investors because it provides additional information about trends in the core operating performance prior to considering the impact of capital structure, depreciation, amortization, and taxation on the results.

Adjusted EBITDA should not be considered in isolation or as a substitute for other measures of financial performance reported in accordance with IFRS. Adjusted EBITDA has limitations as an analytical tool, including:

•	Adjusted EBITDA does not reflect changes in, including cash requirements for, working capital needs or contractual commitments;

•	Adjusted EBITDA does not reflect the finance expenses, or the cash requirements to service interest or principal payments on indebtedness, or interest income or other finance income;

•	Adjusted EBITDA does not reflect income tax expense or the cash requirements to pay income taxes;

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3Q23 Consolidated Results

•

although depreciation and amortization are non-cash charges, the assets being depreciated or amortized often will need to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for these replacements;

•	although share of the profit of associates is a non-cash charge, Adjusted EBITDA does not consider the potential collection of dividends; and

•	other companies may calculate Adjusted EBITDA differently, limiting its usefulness as a comparative measure.

The Company compensates for the inherent limitations associated with using Adjusted EBITDA through disclosure of these limitations, presentation of the Company’s consolidated financial statements in accordance with IFRS and reconciliation of Adjusted EBITDA to the most directly comparable IFRS measure, net income. For a reconciliation of the net income to Adjusted EBITDA, see the tables included in this release.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Central Puerto S.A.

Date: November 12, 2023	By:	/S/ LEONARDO MARINARO
	Name:	Leonardo Marinaro
	Title:	Attorney-in-Fact